SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2009 SEP -2 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046870

31 August 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 August 2009 which we released to The Stock Exchange of Hong Kong Limited on 28 August 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E\sl\SA\2009 Interim Rpt\BM Date Ann\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

DATE OF BOARD MEETING

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that a meeting of the Board of the Company will be held at 22/F., CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong on Friday, 11 September 2009, whereat the Board will, among other matters, approve the release of the interim results of the Company and its subsidiaries for the six months ended 30 June 2009 and consider the payment of an interim dividend, if applicable.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 28 August 2009

As at the date of this announcement, the Board of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*